

July 22, 2010

<u>By Facsimile and U.S. Mail</u>

Mr. Charles Bitters
Chief Financial Officer
American Energy Production, Inc.
6073 Hwy 281 South
Mineral Wells, TX 76067

> **Re:** **American Energy Production, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed May 14, 2010**
> **File No. 0-50436**

Dear Mr. Bitters:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>For 10-K for Fiscal Year Ended December 31, 2009</u>

<u>Item 9A Controls and Procedures, page 34</u>

<u>Management's Annual Report on Internal Control over Financial Reporting, page 34</u>

1.   We note your disclosure that you concluded that there is a material weakness in your internal control over financial reporting. Please clarify and disclose, if true, that your internal control over financial reporting was not effective.

Note 3 Summary of Significant Accounting Policies, page F-10

Oil and Gas Properties and Equipment, page F-11

2.   We note your disclosure that proved oil and gas properties are depleted using the units-of-production method based on total proved reserves. Please clarify how this depreciation policy is consistent with ASC 932-360-35-7, which specifies that costs of wells and related equipment are depreciated over the life of proved developed reserves.

Supplemental Oil and Gas Data (Unaudited), page F-30

Reserve Quantity Information, page F-30

3.   We note your disclosure that your reserve estimates have been prepared with the assistance of an independent petroleum reservoir engineering firm. Please disclose and describe the internal control you use in your reserve estimation process. In addition, disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates and, if you disclose that a third party conducted a reserves audit, disclose the qualifications of the technical person responsible for overseeing such audit. Refer to Item 1202(a)(7) of Regulation S-K.

Engineering Comments

Reserve Quantity Information, page F-31

4.   We note the disclosure of your proved reserves and 2009 production. Please furnish to us a comparison, by each of the 6 counties, of the Bend Arch properties' gross (8/8ths) historical production for 2009 with the projected production from the same properties which is presented in your year-end 2008 reserve report that you furnished to us. Explain, by county, the reasons for any significant difference between 2009 historical production figures and projected figures for 2009. Please furnish to us summary income forecast schedules (not the one-line recapitulations that you previously furnished), by county and proved reserve category, from your year-end 2008 reserve report.

5.   We note that:

   * The year-end 2009 estimated future development costs from the standardized measure is unchanged from that for 2008;

   * You expended no capital for development in 2009 or 2008;

   * Your auditor has indicated that certain factors raise substantial doubt about your ability to continue as a going concern.

Proved undeveloped reserves are required to have reasonable certainty of economic recovery, i.e. their recovery/monetization should be much more likely than not. Please explain to us how you will obtain the funds and execute the development of your proved undeveloped reserves within five years of booking. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director